SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of May, 2010

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON AG / Total Voting Rights announcement 31.05.2010 15:22

Total Voting Rights announcement according to Article 26a of the WpHG, transmitted by DGAP - a company of EquityStory AG.

The issuer is solely responsible for the content of this announcement.

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AIXTRON AG hereby announces that at the end of the month May 2010 the number of Voting Rights amounted to a total of 100946287 Voting Rights.

31.05.2010 15:22 Ad hoc announcement, Financial News and Media Release distributed by DGAP.

Media archive at www.dgap-medientreff.de and www.dgap.de

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Language:	English
Company:	AIXTRON AG
Kaiserstr. 98 52134
Herzogenrath Deutschland
Internet:	www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	May 31, 2010	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO